EXHIBIT 99.1

Approval for Sale of Hydro's Shareholding in BioMar Holding A/S

OSLO, Norway, Dec. 13, 2005 (PRIMEZONE) -- The acquirer of Hydro's shareholding in BioMar Holding A/S has today received the authorities' approval of the transaction. With the authorities' approval of the transaction all conditions for the sale have been fulfilled. The sales consideration of DKK 893 million will be paid in cash within five business days of the approval. The transaction will therefore have effect for fourth quarter 2005.

Norsk Hydro ASA agreed on November 10 to sell 7,569,990 shares in BioMar Holding A/S, representing an ownership interest of 68,82% to Schouw & Co., a company listed on the Copenhagen Stock Exchange. The price obtained was DKK 118 per share. Following the sale, Hydro owns no shares in BioMar Holding A/S. The sale is part of Hydro's strategy to divest no-core assets.

BioMar is a global supplier of fish feed for the fishfarming industry with production facilities in five European countries and in Chile. BioMar has 500 employees and an expected sales volume of approximately DKK 2.6 billion.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward-looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

 Contact   Investor contact      Investor contact         Norsk Hydro
 Telephone Idar Eikrem           Stefan Solberg           ASA
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           Idar.Eikrem@hydro.com Stefan.Solberg@hydro.com N-0240 Oslo
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